Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 MAR -5 AM 8:58

LETTER FOR MAINTENANCE OF EXEMPTION

02015685

6 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington D.C. 20549
United States of America

Fax No. 1-202-942-9624/9638
No. of pages: 5

SUPPL

Dear Sirs

SIME DARBY BERHAD - FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement, replying to a query from the Kuala Lumpur Stock Exchange on the news article appearing in The Edge entitled "Sime to borrow up to RM2 bn", released on 5 March 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dw 3/6

Encl.

cc: Ms Anita Sung
The Bank of New York
Fax No.: (646) 885-3043

NY/hz

Form Version 2.0

General Announcement

Submitted by S DARBY on 05-03-2002 05:13:26 PM
Reference No SD-020305-38650

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type	:	○ **Announcement** ● **Reply to query**
Query letter by KLSE reference no.	:	**ZO-020304-63488**

* Subject :
Article entitled:"Sime to borrow up to RM2 bn"

* **Contents :-**

We refer to the letter from the Kuala Lumpur Stock Exchange ("the Exchange") to Sime Darby Berhad ("Sime Darby" or "the Company") dated 4 March 2002 and the news article appearing in The Edge, pages 1 and 12 , on Monday, 4 March 2002 entitled "Sime to borrow up to RM2 bn".

Sime Darby wishes to inform the Exchange that:

1. the Company constantly monitors its debt/equity level and cost of capital and reviews the options available to lower its cost of capital. The Company is currently considering the opportunity to raise funds from the debt capital market at a lower cost. However, the exercise is at the preliminary stage and the amount, form and terms of the fund raising have yet to be decided. The Company is in the process of appointing the relevant advisers to assist in its decision-making.

2. if such fund raising is proceeded with, the Company may utilise part of the funds raised to refinance the existing debt of the Sime Darby Group.

3. the Company is not in negotiations with any party to acquire assets within the purview of the Corporate Debt Restructuring Committee.

4. the Company is not considering acquiring the plantation assets of Johor Corporation Berhad or the business of Silverstone Tyres.

This announcement is dated 5 March 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

BURSA SAHAM KUALA LUMPUR
KUALA LUMPUR STOCK EXCHANGE (30632 P)

Our Ref:ZO-020304-63488

04-03-2002

RECEIVED
5 MAR 2002
GROUP SECRETARY / GROUP TAX CONTROLLER

VIA FAX/POST

The Company Secretary
SIME DARBY BERHAD
21st Floor Wisma Sime Darby
Jalan Raja Laut, 50350 Kuala Lumpur

Dear Madam

ARTICLE ENTITLED:"Sime to borrow up to RM2bn"

We refer to the above news article appearing in The Edge, pages 1 and 12, on Monday, 4 March 2002, a copy of which is enclosed for your reference.

In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-

1. "... the company plans to issue up to RM2 billion in bonds ..."
2. "... a portion of the money raised from the bond deal will go towards refinancing existing debt within the company itself."
3. "As for the rest of it, it is believed that the group may be considering acquiring assets within the Corporate Debt Restructuring Committee [CDRC]."
4. "... suggesting everything from the plantation assets of Johor Corp Bhd to Silverstone Tyres, the tyre manufacturing division of the Lion Group."

In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to support the same.

BURSA SAHAM KUALA LUMPUR
KUALA LUMPUR STOCK EXCHANGE (30632 P)

Please furnish the Exchange with your reply within one (1) market day from the date hereof.

Yours faithfully

f LISA LAM
Senior Manager, Listing Operations

KLL/YYT/ZOOS
c.c. Securities Commission (via fax)

Sime to borrow up to RM2bn

| BY LEELA BARROCK |

Sime Darby Bhd is looking to gear up. Sources say the company plans to issue up to RM2 billion in bonds though some say this may be the "top end of the scale".

"It could be anywhere from RM1 billion to RM2 billion but it is believed that it is closer to RM2 billion," says one source.

While nobody can remember the last time Sime Darby went for a bond issue, the question now on everyone's mind is: What exactly is it going to do with all that money?

Company officials have downplayed the significance of the news, saying only that Sime Darby is always looking at overall group funding and is just reviewing its options.

As at half year ended Dec 31, 2001, Sime Darby had short-term borrowings of RM390.5 million and term loans of RM608.4 million. Bank balances, deposits and cash stood at RM1.16 billion though analysts say most of the cash is at subsidiary level and not at parent Sime Darby's level.

Sources confirm that a portion of the money raised from the bond deal will go towards refinancing existing debt within the company itself.

As for the rest of it, it is believed that the group may be considering acquiring assets within the Corporate Debt Restructuring Committee (CDRC). It isn't clear yet what exactly Sime Darby may be eyeing though speculation is rife in the market sug-gesting everything from the plantation assets of Johor Corp Bhd to Silverstone Tyres, the tyre manufacturing division of the Lion Group.

Observers are leaning more towards the plantation assets of Johor Corp rather than Silverstone as it is believed that Sime Darby may be reviewing its own tyre manufacturing operations at DMIB Bhd.

"We don't know what exactly they are looking at, only that they are looking to acquire something new and exciting, and it may still not be on the table. It is early days yet," says one source.

There were earlier rumours that Land & General Bhd's Bumi Armada was within Sime Darby's sights, but it is believed that talks have fallen through. The asking price of RM7 per Bumi Armada share was apparently "too high" for Sime Darby's liking. One foreign analyst points out though, that RM7 is only high relative to Bumi Armada's current share price of RM5.90, but would be "reasonable" considering the intrinsic value of the company.

Sources add: "The feeling we get is that Sime Darby is looking at oil and gas as a sector and that is perhaps why the Bumi Armada question has come up again."

Officials at Sime Darby, naturally tight-lipped about such matters until they are ready to make the relevant announcements to the Kuala Lumpur Stock Exchange, declined to comment.

The market, analysts say, should welcome any news of such developments within the group. "Sime Darby is, rightly or wrongly, perceived as not really getting anywhere. They seem to be just ambling along. We believe they need to look at fresh investments," says one head of research.

"Just look at its last results. The performance of the various units was dull, dull, dull. And many of them are just not showing good prospects of recovery," comments a foreign analyst.

"They need new businesses to create excitement. They have to get out of their rut. And that is what they appear to be in right now," he adds.

Another analyst who attended last Tuesday's post-results briefing also noted that the senior management appeared to be playing down the immediate prospects of the group. "It's like they know that things are slow and they are just telling us to wait," says a senior analyst at another foreign house. "And this is why news of them gearing up will be good if it means that they are going to get into some meaningful business, something with some pizzazz, to create a buzz. They have to try to create greater shareholder value and interest," he adds.

Analysts point out too that Sime Darby's share price took a beating upon requotation last Wednesday.

"The [illegible] unexpected but there was some level of [illegible] appointment because it was expected that they would make an announcement of some sort," says a local analyst.

For the second quarter ended Dec 31, 2001, the group posted a net profit of RM191.4 million, up 13 per cent from the previous corresponding quarter's RM169.6 million. This was despite a 3.0 per cent decline in revenue to RM2.89 billion from RM2.98 billion before.

Group chief executive Tan Sri Nik Mohamed Yaakob attributed the rise in the company's net profit to the privatisation of the Hong Kong and Singapore units last year.

"Through [the privatisation] process, minority shareholder interest has disappeared, so at earnings level, there has been an improvement of 16 per cent," he told reporters.

But analysts remain unimpressed. "The thing is, ideally, you should not be improving earnings by privatising listed subsidiaries," says one.

At DMIB level, there was a net loss in the second quarter of FY2002 of RM14.56 million, which Nik Mohamed attributed to the closure of the factories of Simex Aircraft Tyre Co Sdn Bhd and Professional Golf Sdn Bhd. Otherwise, there was a profit before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items of RM18.93 million.

At Sime UEP Properties Bhd for the same period, there was a 37 per cent rise in net profit to RM27.56 million on the back of a 33 per cent increase in revenue to RM108.62 million.

Meanwhile, Tractors Malaysia Bhd showed a 35 per cent decline in net profit to RM18.01 million and a 5.0 per cent decrease in revenue to RM338.35 million. The decrease was attributed to the slowdown in the logging sector, to which Tractors' heavy equipment division is exposed. In the motor division, while flexible financing programmes helped maintain sales levels, analysts suspect these may have led to the company picking up some of the slack.

"It is perhaps the nature of a conglomerate that they will always have star performers and those that are weaker," notes the local analyst. "But in their case, there is just no star performer anymore. That is disappointing. They need stars. Tan Sri [Nik Mohamed] has talked about increasing investment in the power sector but we heard the talk a year before. And we are still waiting. Maybe the message is big business is a slow and steady game. Pity the market is not a patient animal," he adds. ■

The Edge, pages 1 & 12, Monday 4 March 2002